EXHIBIT 12.1

CV Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)
Earnings:
Loss before income taxes	$(12,602)	$(23,122)	$(38,380)	$(79,697)	$(107,773)	$(43,589)
Add: Fixed charges	1,331	1,478	9,714	14,751	16,612	8,325
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$(11,271)	$(21,644)	$(28,666)	$(64,946)	$(91,161)	$(35,264)

Fixed Charges:
Interest expensed and capitalized	$557	$797	$8,211	$9,507	$9,453	$4,770
Amortization of convertible notes offering costs	205	95	782	957	957	479
Estimated interest portion of rent expense	569	586	721	4,287	6,202	3,076

Fixed charges	$1,331	$1,478	$9,714	$14,751	$16,612	$8,325

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $12.6 million in 1998, $23.1 million in 1999, $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002 and $43.6 million for the six months ended June 30, 2003.